EXHIBIT (a)(9)

June 19, 2007

All,

I committed at our recent All Hands Meeting that I would update you on progress on a number of different fronts. Today I am going to cover the following areas:

1)	Fiscal Q4 ’07 performance
2)	Fiscal Year ’08 revenue plan/ backlog/ cash/ and operating expenses entering ’08 (post reduction in force )
3)	Product portfolio focus areas and respective increased resource allocation
4)	Streamlined E-Staff organization
5)	Why we have a stronger employee/shareholder proposition than Harbinger.

First, we are on track to deliver our projected revenue for fiscal Q4, meet our margin target for the quarter, and our OPEX target of $55-57M. Our goal for bookings is to achieve a 1:1 book to bill ratio and the sales team is working hard to finish strong. We are making progress with our next generation products, which gives me confidence that we have the Company focused in the right direction. With all of the distractions that have been placed upon us this is a monumental achievement and one that we think will provide us with a solid foundation as we enter FY 2008.

Secondly, our revenue plan for FY2008, forecasted in the range of $300M, is built on the basis that we have over $270M (as of 03/31/07) between backlog and predictable run rate business. Bottom-line: we believe that our plan is achievable, and executing on the plan should help us to re-establish credibility with the public markets pertaining to our ability to deliver on our guidance. We will also focus on delivering sequential quarter-over-quarter growth during FY 2008, building on our solid momentum in Q4.

Our targeted cost structure of $180M for FY 2008 is on track, and therefore our objective to not utilize cash from operations is in our line of sight. The reduction in force was a necessary component to help us achieve our OPEX objective while ending up with an employee population that is more representative and in-line with industry benchmarks for major functional areas such as R&D, Marketing & Sales, and G&A.

Our focus will be on driving bookings in an effort to grow our backlog and re-claiming our rightful position in at least 3 to 4 major product areas during FY 2008. The reduction in force enables the Company to fund a meaningful increase in R&D resources to accelerate our roadmaps and feature sets for our Gateway, CCS, Client, and Location businesses. This leads me to the third area I highlighted at the top of this e-mail.

We are now able to increase investment on core products and enabling technologies, with a view towards ensuring that we have sufficient engineering critical mass to continue to innovate and drive market leadership while maintaining customer commitments. The following estimates reflect the headcount increases in key product focus areas we foresee in order to accelerate roadmaps and specific customer deliverables in FY 2008:

		Started	New	Change
•	Client	98	105	7
•	CCS + RichMail	41	51	10
•	Integra + CM + OIB	46	56	10
•	Location	43	48	5

Before and after roadmaps reflecting the increased headcounts will be provided by Thierry Chassaing before the end of this month for the above-mentioned products. We will also provide you at the next All Hands Meeting, the product areas where we have had to decrease headcount, such as with our Mediacast product, in order to fund the increases in headcount provided in the table above. Do not jump the gun. A decrease in headcount does not mean an abandonment of Mediacast for example, but rather an alignment of our investment with the timing of when we believe a market will develop for it.

Fourth, as part of the process of implementing our standalone plan we have streamlined our executive management team in an effort to operate more nimbly and drive more rapid execution throughout the Company. My direct reports now include: Hal Covert, CFO - who will also have IT, HR, and Legal reporting to him; Michael Luna, CTO; Hari Haran, SVP of Field Operations; Hannah Summers, acting Head of Corporate Marketing, and Thierry Chassaing, acting VP of Engineering. I expect to announce shortly two additions to the team that will include a newly created position of Quality Assurance head, responsible for ensuring best practice and Grade A quality across the Company, and a new Product Management head. In the immediate term all of Nara’s former direct reports will report to me, as will David Staas for Product Marketing who will be part of the Product Management organization going forward.

Last but not least, I would like to provide you with my personal perspective on why Openwave's standalone plan is a stronger alternative to the Harbinger proposal for employees and shareholders alike. I believe that our plan allows for the customer to receive the benefit of a synergistic multi-product solution which delivers the best Openwave has to offer including competitively differentiating technical and economic propositions. I believe that our robust portfolio allows us to move up the value chain with customers and provides us a platform to compete against the large OEM’s. I believe that we are less exposed than a single product company to commoditization, and are better positioned to demand a premium.

Harbinger’s plan appears to be focused on Messaging and divesting most or all other Openwave lines of business. However the Messaging addressable market reflects a highly competitive environment where meaningful differentiation is difficult. I believe the Harbinger plan undervalues our ability to bundle multiple products, our cross portfolio integration capability via our Professional Services organization, our single sales interface to the customer representing the entire portfolio, and our world-class cross portfolio global support organization. Harbinger's announced plan appears to minimize these elements that we think are key to our ability to compete and to be successful.

Many of our customers have multiple Openwave products. We are concerned about how these customers would react when Harbinger's apparent plan to divest all Openwave product lines other than Messaging is clearly presented to them. The Harbinger plan also appears to include putting what we believe is an unproven Bridgeport FMC solution at the core of Openwave's future portfolio.

As you can tell, I am convinced that all major constituents (customers, employees, and shareholders) are better off allowing us to execute on the focused areas of opportunity for the Company identified in our standalone plan. We believe that we have momentum and a plan for success in FY 2008. Thanks for your continued hard work and dedication to the business.

Robert

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Forward Looking Statements

Certain statements made in this communication indicating the Company's or management's intentions, beliefs, expectations, plans, prospects, or predictions for the future are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual or future results to differ materially from those suggested by the forward-looking statements, and readers are cautioned not to place undue reliance upon these forward-looking statements. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause Openwave's actual or future results to differ materially from those suggested by the forward-looking statements, including: the ability to execute Openwave's stand-alone plan; the ability to achieve revenues from products and services initiatives under the stand-alone plan; competitive and pricing pressures; losing customers, failing to acquire new customers or reduction in revenue from existing customers; continuous consolidation in the industry; the results of Harbinger's offer; the risk that Openwave customers may delay or refrain from purchasing Openwave products due to uncertainties about Openwave's future and the availability of product support and upgrades; the risk that employees may pursue other employment opportunities; and the outcome of litigation related to Harbinger's offer or to the Board's rejection of the offer; and other risks referenced from time to time in Openwave's filings with the SEC, which are available without charge at http:// www.sec.gov or from Openwave's Web site at http://www.openwave.com.

Notice for Openwave Stockholders and Interested Parties

This communication relates to the unsolicited tender offer commenced May 22, 2007 by Oreo Acquisition Co. LLC, Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. Stockholders and other interested parties are urged to read Openwave's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007, as it may be amended from time to time, carefully and in its entirety because it contains important information. Stockholders of Openwave and other interested parties may obtain, free of charge, copies of Openwave's Schedule 14D-9 and other documents filed by Openwave with the SEC at the SEC’s web site at http://www.sec.gov or at the Investor Relations section of the Openwave web site at http://www.openwave.com, and will also be available, without charge, by directing requests to Openwave's Investor Relations department.